Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Pricing Supplement No. 1,412
Registration Statement Nos. 333-221595; 333-221595-01
Dated January 8, 2019
Filed pursuant to Rule 433

Structured Investments

Jump Notes with Auto-Callable Feature due July 31, 2026 Based on the Value of the S&P 500® Daily Risk Control 10% USD Excess Return

This document provides a summary of the terms of the notes offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary pricing supplement, product supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	January 28, 2019
Original issue date:	January 31, 2019 (3 business days after the pricing date)
Maturity date:	July 31, 2026
Interest:	None
Underlying index:	S&P 500® Daily Risk Control 10% USD Excess Return Index. For more information about the underlying index, see the accompanying preliminary pricing supplement.
Early redemption:	If, on any annual determination date (other than the final determination date), the index closing value of the underlying index is greater than or equal to the then-applicable redemption threshold level, the notes will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the notes once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of approximately 6.00% per annum) for each annual determination date, as follows:
	1st determination date: $1,060 2nd determination date: $1,120 3rd determination date: $1,180 4th determination date: $1,240		5th determination date: $1,300 6th determination date: $1,360 7th determination date: $1,420
No further payments will be made on the notes once they have been redeemed.
Redemption threshold levels:	1st determination date:	103.00% of the initial index value	5th determination date:	115.00% of the initial index value
	2nd determination date:	106.00% of the initial index value	6th determination date:	118.00% of the initial index value
	3rd determination date:	109.00% of the initial index value	7th determination date:	121.00% of the initial index value
	4th determination date:	112.00% of the initial index value
Payment at maturity:

If the notes have not previously been redeemed, you will receive at maturity a cash payment as follows:

•    If the final index value is greater than the initial index value:

$1,000 + ($1,000 x index percent change)

•    If the final index value is less than or equal to the initial index value:

$1,000

Estimated value on the pricing date:	Approximately $945.10 per note, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary pricing supplement.
Terms continued on the following page

Overview

The notes are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying preliminary pricing supplement, product supplement and prospectus, as supplemented and modified by this document. The notes will be automatically redeemed if the index closing value on any annual determination date is greater than or equal to the then-applicable redemption threshold level (which will increase over the term of the notes), for an early redemption payment that will increase over the term of the notes and that will correspond to a return of approximately 6.00% per annum, as described below. No further payments will be made on the notes once they have been redeemed, and the investor will not participate in any appreciation of the underlying index if the notes are redeemed early. At maturity, if the notes have not previously been redeemed and the final index value is greater than the initial index value, investors will receive the state principal amount plus 1-to-1 upside performance of the underlying index. However, if the notes are not automatically redeemed prior to maturity and the final index value is less than or equal to the initial index value, investors will receive only the stated principal amount of their investment, without any positive return on the notes.

These long-dated notes are for investors who are concerned about principal risk but seek an equity index-based return, who are willing to accept that the underlying index’s volatility target feature may reduce upside performance in bullish markets, and who are willing to forgo current income in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if the underlying index closes at or above the applicable redemption threshold level or above the initial index value, as applicable, on an annual determination date. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the notes involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary pricing supplement.

You should read this document together with the accompanying preliminary pricing supplement, product supplement and prospectus describing the offering before you decide to invest. You may access the preliminary pricing supplement through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000168/dp100484_424b2-ps1412.htm

Terms continued from previous page:
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Determination dates:

1st determination date: January 28, 2020

2nd determination date: January 28, 2021

3rd determination date: January 28, 2022

4th determination date: January 30, 2023

5th determination date: January 29, 2024

6th determination date: January 28, 2025

7th determination date: January 28, 2026

Final determination date: July 28, 2026

The determination dates are subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	The third business day following the relevant determination date
CUSIP:	61768DXG5
ISIN:	US61768DXG59
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.

•	If the notes are automatically redeemed prior to maturity, the appreciation potential of the notes is limited by the fixed early redemption payment specified for each of the first seven annual determination dates.

•	The automatic early redemption feature may limit the term of your investment to as short as approximately one year. If the notes are redeemed early, you may not be able to reinvest at comparable terms or returns.

•	The redemption threshold level increases progressively over the term of the notes.

•	The market price of the notes will be influenced by many unpredictable factors.

•	There are risks associated with the underlying index.

o	There may be overexposure to the S&P 500® Total Return Index in bear markets or underexposure in bull markets.

o	Low volatility in the underlying index is not synonymous with low risk in an investment linked to the underlying index.

o	The underlying index may not outperform the S&P 500® Total Return Index.

o	Controlled volatility does not mean the underlying index will have lower volatility than the S&P 500® Total Return Index

o	The returns will be reduced by borrowing costs.

o	Historical performance of the underlying index and the S&P 500® Total Return Index should not be taken as an indication of the future performance of the underlying index or the S&P 500® Total Return Index.

o	The underlying index has a limited operating history and may perform in unanticipated ways.

•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the underlying index could adversely affect the value of the notes.

•	Investing in the notes is not equivalent to investing in the underlying index.

•	The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 7.5-year term of the notes.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples are for illustrative purposes only. Whether the notes are redeemed prior to maturity will be determined by reference to the index closing value of the underlying index on each annual determination date, and the payment at maturity, if the notes are not redeemed early, will be determined by reference to the index closing value on the final determination date. The actual initial index value and redemption threshold levels will be determined on the pricing date. Some numbers appearing in the examples below have been rounded for ease of analysis. All payments on the notes are subject to our credit risk. The below examples are based on the following terms:

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	200
Hypothetical Redemption Threshold Levels:

•          1st determination date: 206.00, which is 103% of the hypothetical initial index value

•          2nd determination date: 212.00, which is 106% of the hypothetical initial index value

•          3rd determination date: 218.00, which is 109% of the hypothetical initial index value

•          4th determination date: 224.00, which is 112% of the hypothetical initial index value

•          5th determination date: 230.00, which is 115% of the hypothetical initial index value

•          6th determination date: 236.00, which is 118% of the hypothetical initial index value

•          7th determination date: 242.00, which is 121% of the initial index value

Early Redemption Payment:	The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of approximately 6.00% per annum) for each annual determination date, as follows:
	• 1st determination date: $1,060 • 2nd determination date: $1,120 • 3rd determination date: $1,180 • 4th determination date: $1,240	• 5th determination date: $1,300 • 6th determination date: $1,360 • 7th determination date: $1,420
	No further payments will be made on the notes once they have been redeemed.
Payment at Maturity:

If the notes have not previously been redeemed, you will receive at maturity a cash payment as follows:

•          If the final index value is greater than the initial index value:

$1,000 + ($1,000 x index percent change)

•          If the final index value is less than or equal to the initial index value:

$1,000

Automatic Call:

Example 1 — the notes are redeemed following the second determination date (which occurs in January 2021)

Date	Index Closing Value	Payment (per note)
1st Determination Date	200 (below the applicable redemption threshold level, notes are not redeemed)	--

2nd Determination Date	280 (at or above the applicable redemption threshold level, notes are automatically redeemed)	$1,120.00

In this example, the index closing value on the first determination date is below the applicable redemption threshold level, and the index closing value on the second determination date is at or above the applicable redemption threshold level. Therefore the notes are automatically redeemed on the second early redemption date. Investors will receive $1,120.00 per note on the related early redemption date, corresponding to an annual return of approximately 6.00%. No further payments will be made on the notes once they have been redeemed, and investors do not participate in the appreciation of the underlying index.

Payment at Maturity

In the following examples, the index closing value on each annual determination date is less than the applicable redemption threshold level, and, consequently, the notes are not automatically redeemed prior to, and remain outstanding until, maturity.

Example 1 — the final index value is above the initial index value

Date	Index Closing Value	Payment (per note)
1st Determination Date	190 (below the applicable redemption threshold level, notes are not redeemed)	--
2nd Determination Date	200 (below the applicable redemption threshold level, notes are not redeemed)	--
3rd Determination Date	195 (below the applicable redemption threshold level, notes are not redeemed)	--
4th Determination Date	204 (below the applicable redemption threshold level, notes are not redeemed)	--
5th Determination Date	198 (below the applicable redemption threshold level, notes are not redeemed)	--
6th Determination Date	203 (below the applicable redemption threshold level, notes are not redeemed)	--
7th Determination Date	204 (below the applicable redemption threshold level, notes are not redeemed)	--
Final Determination Date	220 (above the initial index value)	= $1,000 + ($1,000 x index percent change) = $1,000 + $100 = $1,100 Payment at maturity = $1,100

In this example, the index closing value is below the applicable redemption threshold level on each of the determination dates before the final determination date, and therefore the notes are not redeemed prior to maturity. On the final determination date, the underlying index has appreciated 10% from the hypothetical initial index value. At maturity, investors receive the stated principal amount plus the product of the stated principal amount times the index percent change. Because the underlying index has appreciated 10% from the hypothetical index value, the payment at maturity is $1,100 per note.

Example 2 — the final index value is at or below the initial index value

Date	Index Closing Value	Payment (per note)
1st Determination Date	190 (below the applicable redemption threshold level, notes are not redeemed)	--
2nd Determination Date	200 (below the applicable redemption threshold level, notes are not redeemed)	--
3rd Determination Date	195 (below the applicable redemption threshold level, notes are not redeemed)	--
4th Determination Date	205 (below the applicable redemption threshold level, notes are not redeemed)	--
5th Determination Date	198 (below the applicable redemption threshold level, notes are not redeemed)	--
6th Determination Date	200 (below the applicable redemption threshold level, notes are not redeemed)	--
7th Determination Date	205 (below the applicable redemption threshold level, notes are not redeemed)	--
Final Determination Date	180 (at or below the initial index value)	Payment at maturity = $1,000

In this example, the index closing value is below the applicable redemption threshold level on each of the determination dates before the final determination date, and therefore the notes are not redeemed prior to maturity. On the final determination date, the final index value is at or below the initial index value, and accordingly, investors receive a payment at maturity equal to the stated principal amount of $1,000 per note, without any positive return on the notes.

S&P 500® Daily Risk Control 10% USD Excess Return Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Daily Risk Control 10% USD Excess Return Index for each quarter in the period from January 1, 2014 through December 31, 2018. You should not take the historical values of the S&P 500® Daily Risk Control 10% USD Excess Return Index as an indication of its future performance.

S&P 500® Daily Risk Control 10% USD Excess Return Index Daily Index Closing Values January 1, 2014 to December 31, 2018